Exhibit 1

Announcement  |  Lisbon  |  26 March 2014

Disclosure of CVM Resolution

Portugal Telecom, SGPS S.A. (“PT”) informs on Comissão de Valores Mobiliários (“CVM”) resolution related to the General Meeting of Oi, to occur on 27 March 2014, accordingly to the company’s announcement attached hereto.

Contact:

Nuno Vieira, Investor Relations Director

nuno.t.vieira@telecom.pt

Tel: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi S.A.
Corporate Taxpayers’ Registry

(CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”, BM&FBovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporations Law”) and CVM Instruction No. 358/02, and in furtherance of the Material Facts dated as of October 2, 2013 and February 20, 2014, notifies its shareholders and the market in general that as of the date hereof, Oi became aware of the decision issued by the Collegiate of the Brazilian Securities and Exchange Commission (“CVM”) regarding the appeal filed by Oi in connection with (i) the exercise of voting rights included in the agenda of the general shareholders’ meeting called for March 27, 2014 regarding the valuation report of assets to be contributed by Portugal Telecom SGPS, S.A. (“Portugal Telecom”) and (ii) the possibility of exercising of withdrawal rights by Oi’s ordinary shareholders dissenting from the resolution regarding the merger of Oi’s shares by Telemar Participações S.A. (“CorpCo”), subject to approval at a shareholders’ meeting in the future.

Exercise of Voting Rights at the General Shareholders’ Meeting of March 27, 2014

In connection with the exercise of voting rights, the Collegiate of CVM confirmed Oi’s understanding that, except for the shareholders Portugal Telecom and its controlled company, Bratel Brasil S.A., there is no impediment to the exercise of voting rights by the other shareholders of Oi, including CorpCo and its controlled company, Valverde Participações S.A., in relation to the proposed agenda for the general shareholders’ meeting regarding the valuation report of assets to be contributed by Portugal Telecom to the Company.

Withdrawal Rights

In connection with the withdrawal rights, the Collegiate of the CVM confirmed Oi’s understanding that the requirements of liquidity and a disperse shareholder base set forth by article 137, II, of the Brazilian Corporations Law, shall be verified upon the shareholders’ meeting triggering the withdrawal rights (i.e., at the time of the shareholders’ meeting to approve merger of Oi’s shares by CorpCo), so that the ordinary shares issued by Oi are not entitled to such rights considering it will have a disperse shareholder base at the time of the general shareholders’ meeting deciding on the merger of Oi’s shares by CorpCo.

Finally, the Company confirms the shareholders’ meeting called for March 27 at 10a.m. in its headquarters.

Oi will keep its shareholders and the market informed of any other material subsequent events related to the Transaction.

Rio de Janeiro, March 25, 2014.

Bayard De Paoli Gontijo
Chief Financial Officer and Investor Relations Officer
Oi S.A.